Exhibit 99.3

Auris Medical Reports Third Quarter 2018 Financial Results and Provides Business Update

•	Positive outcomes from second Phase 1 trial with intranasal betahistine

•	Further evidence for betahistine’s preventive effects in antipsychotic-induced weight gain

•	Progressing intranasal betahistine program towards proof-of-concept studies

•	Partnering process initiated for AM-111 program

•	Sonsuvi® accepted as brand name for AM-111

Zug, Switzerland, November 15, 2018 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology, today announced financial results for the third quarter ended September 30, 2018 and provided a business update.

“We have continued to make great progress with our intranasal betahistine program and recently reached a major milestone as the second Phase 1 clinical trial showed exciting results“, stated Thomas Meyer, Auris Medical’s founder, Chairman and CEO. “These positive outcomes include the confirmation of superior bioavailability provided by the intranasal delivery route over the currently used oral administration route, which is the cornerstone of the program. In addition, the trial confirmed that intranasal betahistine is safe and well tolerated even when taken in multiple doses. We look forward to taking our next key development steps with this program, that is the start of our planned proof-of-concept studies in acute vertigo and olanzapine-induced weight gain.”

Development Program Updates

Intranasal betahistine program

•	Announced results from second Phase 1 clinical trial in healthy volunteers. The randomized double blind placebo controlled trial with dose escalation enrolled a total of 72 subjects. One group of study participants received a single dose of intranasal betahistine or placebo and, following a wash-out period, three doses daily for three days. Single doses were escalated up to 60 mg, and repeated doses up to 40 mg. The study demonstrated superior bioavailability over a range of four intranasal betahistine doses compared to the approved total daily dose for oral betahistine (48 mg); plasma exposure was 6 to 29 times higher (p-value between 0.056 and p<0.0001). Further, it confirmed the good safety profile of intranasal betahistine and showed that the treatment was well tolerated when administered three times daily for three days. The maximum tolerated dose for multiple dosing was determined at 40 mg.

AM-125 for Vertigo

•	Progressed with preparations for Phase 2 trial with AM-125 in acute vertigo. The “TRAVERS” Phase 2 trial will enroll 138 patients suffering from acute vertigo following surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear. It will be conducted in several European countries and potentially, Canada. The TRAVERS trial is expected to start recruitment during the first quarter of 2019 and will have two parts. In Part A, five ascending doses of AM-125 or placebo, administered three times daily over a total of four weeks, will be tested in a total of 50 patients. In addition, oral betahistine 48 mg will be tested in 16 patients under open-label conditions for reference. Based on an interim analysis, two doses will be selected and tested in an estimated 72 patients in Part B.

•	Obtained scientific advice from the European Medicines Agency (EMA). The Company received feedback from the EMA on the development plan for AM-125 and in particular the planned Phase 2 clinical trial in acute vertigo. The Agency endorsed the use of the vestibular schwannoma resection model for demonstrating proof of concept with intranasal betahistine in the treatment of acute vertigo.

AM-201 for Antipsychotic-Induced Weight Gain

•	Progressed with preparations for a pharmacokinetic/pharmacodynamic trial with AM-201 in antipsychotic-induced weight gain. The trial will be conducted in a European country and enroll 50 healthy volunteers who will receive either AM-201 or placebo concomitantly with olanzapine over four weeks. Doses will be escalated in five steps, as in the TRAVERS trial. The trial is expected to start recruitment during the first quarter of 2019.

Auris Medical Holding AG, Bahnhofstrasse 21, 6300 Zug (Switzerland) +41 41 729 71 94 www.aurismedical.com

•	Further evidence for betahistine’s preventive effects in antipsychotic-induced weight gain. The body of clinical data demonstrating betahistine’s capacity to counteract weight gain induced by antipsychotic drugs was recently further expanded through a publication by Smith and colleagues.[1] The authors conducted a study with oral betahistine 36-48 mg/day or placebo administered over 12 weeks to adolescents and adults who received at the same time various antipsychotic drugs. They found that in the sub-group of patients being treated with olanzapine or clozapine (n=26), betahistine was significantly better than placebo in preventing increases in weight (3.1 kg less weight gain than placebo), body mass index, and waist circumference.

AM-111 for Acute Inner Ear Hearing Loss

•	Obtained FDA guidance on AM-111 development program. The Company was granted a type C meeting with the FDA to discuss the development and regulatory path forward with AM-111. In a written response the FDA endorsed the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology. In addition, the FDA provided important guidance on the regulatory path forward. The Company had previously obtained scientific advice (protocol assistance) from the EMA, which included endorsement of the proposed design for a single pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss.

•	Sonsuvi® accepted as brand name for AM-111. Sonsuvi®, the proposed proprietary name for AM-111, has been conditionally approved by the FDA as well as the EMA, subject to final review at the time of marketing approval. The brand name is pronounced as “son-SUE-vee” and has been registered as trademark in various countries.

•	Initiated partnering process for AM-111. As previously announced, the Company decided to refocus its development activities on the intranasal betahistine program and to seek partners or other sources of non-dilutive funding for its late-stage development programs. In this context, the Company has mandated JSB Partners, an international transaction advisory firm, to identify potential partners for the AM-111 development program and provide support for partnering discussions and negotiations.

Third Quarter 2018 Financial Results

•	Cash and cash equivalents at September 30, 2018 totaled CHF 5.3 million.

•	Total operating expenses for the third quarter of 2018 were CHF 2.9 million compared to CHF 6.0 million for the third quarter of 2017.

•	Research and development expenses for the third quarter of 2018 were CHF 1.7 million compared to CHF 4.2 million for the third quarter of 2017.

•	General and administrative expenses for the third quarter of 2018 were CHF 1.2 million compared to CHF 1.3 million for the third quarter of 2017.

•	Net loss for the third quarter of 2018 was CHF 3.0 million, or CHF 0.14 per share, compared to CHF 6.0 million, or CHF 1.36 per share, for the third quarter of 2017.

•	The Company continues to expect that its operating expenses in 2018 will be in the range of CHF 10 to 12.9 million.

•	Since the closing of the third quarter, exercises of warrants from the July 2018 offering as well as the sale of shares under the equity line with LPC have increased shareholders’ equity by approximately CHF 2.7 million.

Conference Call & Webcast Information

Auris Medical will host a conference call and webcast to present the third quarter 2018 financial results and to provide a business update today, November 15, 2018, at 8:00 am Eastern Time (2:00 pm Central European Time). To participate in this conference call, dial 1-877-407-0312 (toll free) or +1 201-389-0899 (International), and enter passcode 13685071. A live webcast of the conference call will

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1	Smith RC et al. (2018). Betahistine effects on weight-related measures in patients treated with antipsychotic medications: a double-blind placebo-controlled study. Psychopharmacology (Berl), in press.

be available in the Investor Relations section of the Auris Medical website at www.aurismedical.com and a replay of the conference call will be available approximately two hours following the live call.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology and mental health supportive care. The company is focused on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the treatment of antipsychotic-induced weight gain and somnolence (AM-201). These projects have gone through two Phase 1 trials and will move into proof-of-concept studies in 2019. In addition Auris Medical has two Phase 3 programs under development: Sonsuvi® (AM-111) for acute inner ear hearing loss and Keyzilen® (AM-101) for acute inner ear tinnitus. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Auris Medical’s product candidates will not meet its endpoints , the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Investor contact:
Joseph Green / Andrew Gibson
Edison Advisors for Auris Medical
646-653-7030 / 7719
jgreen@edisongroup.com / agibson@edisongroup.com

Or

investors@aurismedical.com

AURIS MEDICAL HOLDING AG

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Loss
For the Three Months Ended September 30, 2018 and 2017 (in CHF)

	THREE MONTHS ENDED SEPTEMBER 30
	2018	2017
Research and development	(1,697,045)	(4,221,324)
General and administrative	(1,170,244)	(1,336,217)
Operating loss	(2,867,289)	(5,557,541)
Interest income	-	7,788
Interest expense	(123,038)	(416,956)
Foreign currency exchange (loss)/gain, net	(114,011)	1,650
Revaluation gain/(loss) from derivative financial instruments	223,904	(55,613)
Transaction costs	(108,809)	-
Loss before tax	(2,989,243)	(6,020,672)
Income tax gain	8,726	8,191
Net loss attributable to owners of the Company	(2,980,517)	(6,012,481)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0.00	209,760	94,463
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0.00	5,913	(4,594)
Other comprehensive income, net of taxes of CHF 0	215,673	89,869
Total comprehensive loss attributable to owners of the Company	(2,764,844)	(5,922,612)

Basic and diluted loss per share	(0.14)	(1.36)
Average weighted number of shares outstanding, adjusted for effect of reverse stock split	20,944,590	4,432,970

AURIS MEDICAL HOLDING AG

Condensed Consolidated Statement of Financial Position

(in CHF)

	SEPTEMBER 30, 2018	DECEMBER 31, 2017
ASSETS
Non-current assets
Property and equipment	44,948	252,899
Intangible assets	1,663,763	1,629,100
Derivative financial instruments	252,351	-
Other non-current financial assets	15,996	76,710
Total non-current assets	1,977,058	1,958,709

Current assets
Other receivables	309,143	241,281
Prepayments	507,329	652,913
Cash and cash equivalents	5,257,881	14,973,369
Total current assets	6,074,353	15,867,563

Total assets	8,051,411	17,826,272

EQUITY AND LIABILITIES
Equity
Share capital	481,322	19,349,556
Share premium	141,338,018	114,648,228
Foreign currency translation reserve	(46,163)	(33,047)
Accumulated deficit	(142,514,194)	(136,126,946)
Total shareholders (deficit)/equity attributable to owners of the Company	(741,017)	(2,162,209)

Non-current liabilities
Loan	-	5,584,297
Derivative financial instruments	1,085,089	1,836,763
Employee benefits	850,746	1,962,970
Deferred tax liabilities	152,630	178,809
Total non-current liabilities	2,088,465	9,562,839

Current liabilities
Loan	2,144,235	4,542,109
Trade and other payables	1,115,102	1,200,820
Accrued expenses	3,444,626	4,682,713
Total current liabilities	6,703,963	10,425,642
Total liabilities	8,792,428	19,988,481
Total equity and liabilities	8,051,411	17,826,272